Exhibit 99.1

Uranium Royalty Corp. Elects to Receive Physical Uranium from

McArthur River and Acquires Dawn Lake Royalty

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, November 29, 2022 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to announce that it has notified Orano Canada Inc. (“Orano”) of URC’s election to receive royalty proceeds from the recently re-started world-class McArthur River mine through delivery of physical uranium. URC’s royalty interest applies to Orano’s 30.195% ownership interest in the McArthur River Project which is operated by Cameco. Cameco currently plans to produce 15 million pounds of U3O8 (100% basis) per year from the operations starting in 2024.

URC further announces that it has completed the indirect acquisition of an existing royalty on the Dawn Lake project, located in the Athabasca Basin uranium district in Saskatchewan, Canada.

Release Highlights:

●	URC applauds the re-start of the McArthur River mine. Cameco Corporation (“Cameco”) has disclosed that the world’s largest, high-grade mine is planning to produce 15 million pounds U3O8 (100% basis) per year starting in 2024.

●	By electing to receive the royalty proceeds as physical uranium, it allows URC to control the sale of the attributed pounds in a disciplined, yet fully unhedged manner, focusing on providing the maximum value to shareholders.

●	URC has acquired a sliding scale 10% to 20% NPI on a 7.5% share of overall uranium production from the Dawn Lake project lands. This royalty was previously subject to an option held by the Company. The royalty was acquired through the Company’s acquisition of Reserve Minerals, LLC, the holder of the royalty, in consideration for US$100,000.

Scott Melbye, Chief Executive Officer of URC stated: “By electing to receive physical uranium under this royalty interest, URC provides shareholders with unhedged exposure to future uranium price upside. In addition, it represents pounds sourced from a geopolitically stable jurisdiction, in one of the world’s premier uranium mining districts, by an operator with an outstanding safety and environmental record.”

Mr. Melbye continued: “The Dawn Lake project, while early stage, covers multiple areas of significant uranium mineralization, including 17.9 Mlbs of indicated resources at the Tamarack deposit, as well as the historically mineralized areas at Dawn Lake and La Rocque Lake. The project also potentially covers the immediate strike extension of IsoEnergy Ltd.’s Hurricane deposit.”

Re-start of McArthur River

On November 9, 2022, Cameco announced that the first pounds of uranium ore produced from the McArthur River mine had been milled and packaged at the Key Lake mill, marking the initial production from McArthur River as it transitions back to normal operations. Cameco stated that McArthur River/Key Lake are expected to produce up to 2 million pounds (100% basis) of uranium concentrate (U3O8) in 2022. It further disclosed that, starting in 2024, Cameco plans to produce 15 million pounds of U3O8 (100% basis) per year from the operations. As of December 31, 2021, Cameco reported estimated: (i) proven and probable mineral reserves of 393.9 Mlbs of U3O8 at an average grade of 6.58% U3O8; and (ii) measured and indicated resources, exclusive of reserves, of 9.0 Mlbs at an average grade of 2.26% U3O8 and inferred resources of 2.6 Mlbs at an average grade of 2.85% U3O8. URC’s current royalty represents a 1% Gross Overriding Revenue Royalty (“GORR”) on a 9.063% share of uranium production from the McArthur River project derived from Orano’s current 30.195% production interest in the project.

The Dawn Lake Project

The Dawn Lake project is an early-stage exploration project located near Waterbury Lake in northern Saskatchewan, Canada approximately 700 km north of Saskatoon. The Dawn Lake property is operated by Cameco in partnership with Orano. The project grounds cover an area approximately between the McClean Lake mill and Cigar Lake mine in the Athabasca Basin uranium district. The Dawn Lake Royalty does not apply to the entirety of the project lands but covers approximately 99% of the project area and the Company believes that the Dawn Lake Royalty applies to substantially all areas of the project underlying the estimate of mineral resources. As of December 31, 2021, Cameco disclosed estimated indicated resources, exclusive of reserves, of 17.9 Mlbs at an average grade of 4.42% U3O8 and inferred resources of 1.0 Mlbs at an average grade of 1.02% U3O8, for the Tamarack deposit which is located in the Dawn Lake project area.

The Dawn Lake project area also potentially covers the immediate strike extension of IsoEnergy Ltd.’s (“IsoEnergy”) Hurricane deposit. In a news release on July 18, 2022, IsoEnergy disclosed estimated Indicated Mineral Resources for the Hurricane deposit of 48.61 million lbs. of U3O8 based on 63,800 tonnes grading 34.5% U3O8 and Inferred Mineral Resources of 2.66 million lbs. of U3O8 based on 54,300 tonnes grading 2.2% U3O8. For further clarity, the royalty does not cover the Hurricane resources as outlined above, only the potential western extension of the mineralized zone on the adjacent Dawn Lake project claims.

In addition, the Dawn Lake project hosts several other significant historical mineralized areas, including the 11, 11A, 11B and 14 Zones of the Dawn Lake deposit, La Rocque Lake (29.9% U3O8 over 7 m in hole Q22-040), Natona Bay (5.56% U3O8 over 5.25 m in hole Q27B-030), and Thorburn Lake (3.2% U3O8 over 8.8 m in hole Q14A-026) areas. These historical uranium occurrences do not have resources assigned to them by Cameco under the framework of NI-43-101.

The Dawn Lake Royalty is a sliding scale 10% to 20% NPI on a 7.5% share of overall uranium production from the Dawn Lake project lands. The sliding scale royalty percentage for the Dawn Lake Royalty is based upon historical production and recoverable reserves of the combined Waterbury/Cigar Lake and Dawn Lake project lands, with the royalty rate having already achieved the maximum of 20% as the Cigar Lake mine has achieved such production and reserve threshold. The sliding royalty percentage will decrease to 10% after the combined production on both Waterbury/Cigar Lake and Dawn Lake projects reach a production hurdle of 200 Mlbs of U3O8 (Cameco has reported a total of 105.0 Mlbs production as at December 31, 2021). As a profit-based NPI interest, this royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs. As such and given the significant total of expenditures on the project, the Dawn Lake Royalty will only generate revenue to the holder after these cumulative expenses are exhausted.

About Uranium Royalty Corp.

Uranium Royalty Corp. is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Unless otherwise indicated, the scientific and technical information herein regarding McArthur River, Dawn Lake, and Waterbury Lake / Cigar Lake has been derived from Cameco’s Annual Information Form for the year ended December 31, 2021, and Cameco’s other public disclosures, copies of which are available under its profile on SEDAR. For the Hurricane deposit, the information is derived from the technical report titled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, prepared by SLR Consulting (Canada) Ltd. with an effective date of July 8, 2022. A copy of the report is accessible under IsoEnergy’s profile on SEDAR.

As a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced herein has been prepared in accordance with NI 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to U.S. domestic issuers Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking information” and “forward looking statements”, as defined under applicable securities laws, including those regarding the disclosed expectations of owners and operators regarding the projects underlying the Company’s royalty interests, including expected production activity at the McArthur River Mine Forward-looking information includes statements that address or discuss activities, events, or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties, and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, any inability to satisfy the conditions to the transaction announced herein, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.